SECURITIES AND  EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

SEC File Number 1-15589
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(CHECK ONE)

[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended: June 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
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         AMCON DISTRIBUTING COMPANY
         Full Name of Registrant

         7405 Irvington Rd.
         Address of Principal Executive Offices (Street and Number)

         OMAHA, NEBRASKA 68122
         City, State and Zip Code









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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

 [X]  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


 [X]  (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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      State below in reasonable detail the reasons why Forms 10-K,
      20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, AMCON Distributing Company ("AMCON") is unable to file its quarterly report for the fiscal quarter and nine months ended June 30, 2005 without unreasonable effort or expense. AMCON is currently in the process of amending its Form 10-K for the year ended September 24, 2004 and Form 10-Q for the quarter ended December 31, 2004 to correct the classification of certain financial instruments, correct the classification of nonoperating asset impairment from "other income, net" to "selling, general and administrative" in the Fiscal 2003 Statement of Operations and to retroactively apply the discontinued operations accounting treatment related to The Beverage Group, Inc., which is the former marketing and distribution component of the beverage segment, of which operations ceased effective March 31, 2005.

The process of amending the filings referred to above began after the Company received clearance from the Securities and Exchange Commission regarding their review of these filings. The Company cannot file its Form 10-Q for the quarter ended June 30, 2005 until the amended filings have been completed and filed with the Securities and Exchange Commission. AMCON expects to complete the process of amending its Form 10-K for the year ended September 24, 2004 and its Form 10-Q for the quarter ended December 31, 2004 and file these documents contemporaneously with Form 10-Q for the quarter and nine months ended June 30, 2005 on or before the fifth calendar day following the prescribed due date of Form 10-Q for the quarter and nine months ended June 30, 2005.

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PART IV - OTHER INFORMATION
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     (1)     Name and telephone number of person to contact in regard to this notification

             MICHAEL D. JAMES         (402)          331-3727
             ----------------         -----          --------
                 (Name)           (Area Code)   (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X] Yes                      [ ] No

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                      [ ] No


             If so attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


AMCON will report a net loss available to common shareholders of $155,877 and $2,129,150 for the quarter and nine months ended June 2005. This compares to a net loss of $264,760 and $852,265 for the quarter and nine month ended June 2004.



                           AMCON DISTRIBUTING COMPANY
                           --------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2005                  By: /s/ Michael D. James
                                       --------------------
                                       Michael D. James
                                       Secretary, Treasurer and Chief
                                        Financial Officer

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